CHAPMAN AND CUTLER LLP                                  111 WEST MONROE STREET
                                                       CHICAGO, ILLINOIS 60603


                                 April 9, 2018


VIA EDGAR CORRESPONDENCE
Sally Samuel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


      Re: First Trust Exchange-Traded AlphaDEX Fund II (the "Trust")
                     File Nos. 811-22519 and 333-171759
          ----------------------------------------------------------

Dear Ms. Samuel:

      This letter responds to your comments, provided by telephone, regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded AlphaDEX Fund II (the "Trust") with the Securities and Exchange Commission (the "Commission") on January 19, 2018 (the "Registration Statement"). The Registration Statement relates to the First Trust India NIFTY 50 Equal Weight ETF, a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

      Please also note that to the extent that the Staff's previous comments to recently filed registration statements for the First Trust family of open-end and exchange-traded funds were applicable, we have made the corresponding changes to the prospectus and statement of additional information of this Fund.

COMMENT 1 - FEES AND EXPENSES OF THE FUND

      If the Fund does not intend to pay 12b-1 fees within the next year, please remove the references to such fees in the footnotes and expense example.

RESPONSE TO COMMENT 1

      The prospectus has been revised in accordance with this comment.


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Sally Samuel
April 9, 2018
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COMMENT 2 - PRINCIPAL INVESTMENT STRATEGIES

      Please explain how the Index is different than the Benchmark Index and revise the disclosure to make such distinction clear.

RESPONSE TO COMMENT 2

        The Index includes all of the securities in the Benchmark Index; however, the Index equally weights such securities, while the Benchmark Index is weighted by market capitalization. The prospectus has been revised accordingly.

COMMENT 3 - PRINCIPAL INVESTMENT STRATEGIES

      Please revise the disclosure throughout to make clear that the Fund intends to fully replicate the Index.

RESPONSE TO COMMENT 3

       The prospectus has been revised in accordance with this comment.

COMMENT 4 - PRINCIPAL INVESTMENT STRATEGIES

      Consider whether the Fund will have liquidity issues given the securities in which it will invest.

RESPONSE TO COMMENT 4

      The Fund does not expect to encounter significant liquidity issues, given that the Index is comprised of the fifty largest and most liquid securities traded on the National Stock Exchange of India ("NSE").

COMMENT 5 - PRINCIPAL INVESTMENT STRATEGIES

      Please confirm that the securities in which the Fund invests are traded through DTC.


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Sally Samuel
April 9, 2018
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RESPONSE TO COMMENT 5

      All securities in which the Fund invests are traded on the NSE. Those securities are not traded through DTC.

COMMENT 6 - PRINCIPAL INVESTMENT STRATEGIES

      Consider generally what information in the prospectus is appropriate for
Item 4 of Form N-1A versus Item 9.

RESPONSE TO COMMENT 6

      The Fund has considered this comment and believes that the current division of risks between Item 4 and Item 9 is appropriate and complies with item C(3)(A) of the general instructions to Form N-1A, which provides that information provided in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.

COMMENT 7 - PRINCIPAL INVESTMENT STRATEGIES

      Please update the disclosure regarding the Fund's significant investment in certain sector(s).

RESPONSE TO COMMENT 7

      The prospectus has been updated to reflect that if the Fund's underlying index had been the Index as of January 31, 2018, the Fund would have had significant investments in financials companies.

COMMENT 8 - GENERAL

      Please remove all brackets and update the financial and other information in the Registration Statement.

RESPONSE TO COMMENT 8

      The Fund's financial statements for the fiscal year ending December 31, 2017 have been included in the revised Registration Statement.


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Sally Samuel
April 9, 2018
Page 4


COMMENT 9 - PRINCIPAL RISKS

      Please revise "Cash Transactions Risk" and "Fluctuation of Net Asset Value Risk" to make clear that the Fund intends to effect creations and redemptions in cash, rather than in-kind. Consider whether this is consistent with the Fund's exemptive relief.

RESPONSE TO COMMENT 9

      The Fund's exemptive relief provides the Fund's investment adviser with discretion to accept creations and redemptions in cash, rather than in-kind, when accepting in-kind orders is not practicable. The prospectus has otherwise been revised in accordance with this comment.

COMMENT 10 - PRINCIPAL RISKS

      Please revise the risk factors generally to apply more specifically to the risks associated with investing in India.

RESPONSE TO COMMENT 10

      In response to this comment, "Emerging Markets Risk" has been deleted and "India Risk" has been updated.

COMMENT 11 - PRINCIPAL RISKS

      Please revise "Index Constituent Risk" to make clear that the Fund may be invested in by other investment companies.

RESPONSE TO COMMENT 11

       The prospectus has been revised in accordance with this comment.

COMMENT 12 - PRINCIPAL RISKS

       Consider revising "Market Risk" to discuss the fact that the Fund's net asset value may deviate from the market value of the underlying securities in which it invests.


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Sally Samuel
April 9, 2018
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RESPONSE TO COMMENT 12

      The Fund believes that "Fluctuation of Net Asset Value Risk" provides the disclosure suggested by this comment.

COMMENT 13 - PRINCIPAL RISKS

      Consider whether "Replication Management Risk" should be called "Passive Investment Risk."

RESPONSE TO COMMENT 13

      The prospectus has been revised in accordance with this comment.

COMMENT 14 - ANNUAL TOTAL RETURN

      Consider whether this section should be captioned "Average Annual Total Returns" in accordance with Item 4 of Form N-1A.

RESPONSE TO COMMENT 14

      The Fund believes the current caption and description in this section, along with the caption to the corresponding table, which reads "Average Annual Total Returns," complies with the disclosure required by Item 4(b)(2) of Form N-1A.

COMMENT 15 - AVERAGE ANNUAL TOTAL RETURNS TABLE

      Please include a broad-based securities market index that reflects an investment in more than just Indian securities. Revise the disclosure to state that the index returns reflect no deduction for fees, expenses or taxes.

RESPONSE TO COMMENT 15

      The Fund believes the NIFTY 50 Index is the most appropriate benchmark for the Fund because the Fund will invest only in securities of Indian companies traded on the NSE. The NIFTY 50 Index is the primary index for the NSE. The Fund does not believe it would be appropriate to compare the performance of the Fund to securities other than those traded on the NSE.


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Sally Samuel
April 9, 2018
Page 6


      The disclosure has been revised to state that the index returns for the NIFTY 50 Index reflect no deduction for fees, expenses or taxes.

COMMENT 16 - ADDITIONAL INFORMATION ON THE FUND'S INVESTMENT OBJECTIVES AND STRATEGIES

      In the second sentence of the first paragraph, please replace "correspond generally" with "track."

RESPONSE TO COMMENT 16

       The prospectus has been revised in accordance with this comment.

COMMENT 17 - ADDITIONAL INFORMATION ON THE FUND'S INVESTMENT OBJECTIVES AND STRATEGIES

      In the third paragraph, please revise the disclosure to make it clear that the Fund intends to fully replicate the Index. Consider removing references to sampling.

RESPONSE TO COMMENT 17

      The Fund respectfully declines to revise the referenced disclosure. While the Fund intends to fully replicate the Index, it reserves the right to sample the Index in the event of unforeseen circumstances.

COMMENT 18 - FUND INVESTMENTS

      Consider expanding this section generally. See Comment 6.

RESPONSE TO COMMENT 18

      The Fund has considered this comment and believes that the current description is appropriate and complies with item C(3)(A) of the general instructions to Form N-1A, which provides that information provided in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.


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Sally Samuel
April 9, 2018
Page 7


COMMENT 19 - SHARE TRADING PRICES

      Please clarify in the disclosure that the IOPV represents the value of the underlying securities held by the Fund and not the market price of the Fund's shares. See the discussion of "Intra-Day Portfolio Value" in the statement of additional information.

RESPONSE TO COMMENT 19

      The Fund respectfully declines to revise the disclosure as it believes that the disclosure is sufficiently clear and in compliance with the requirements set forth in Form N-1A.

COMMENT 20 - INDEX PROVIDERS

      Please file the sublicense agreement as an exhibit to the Registration Statement.

RESPONSE TO COMMENT 20

      The sublicense agreement will be filed as an exhibit to the Registration Statement.

COMMENT 21 - PREMIUM/DISCOUNT INFORMATION

      Please revise the table to include a range instead of ">=2.00%" in the final column.

RESPONSE TO COMMENT 21

      Item 11(g) of Form N-1A does not require that ranges be provided in the premium/discount table. In addition, the format of the premium/discount information is consistent across all of the exchange-traded funds in the First Trust complex, and the Fund prefers to maintain this consistency.

COMMENT 22 - STATEMENT OF ADDITIONAL INFORMATION

      Please move the discussion regarding Indian tax consequences from the statement of additional information to the prospectus.


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Sally Samuel
April 9, 2018
Page 8


RESPONSE TO COMMENT 22

      The discussion regarding Indian tax consequences has been included in the prospectus, in accordnance with this comment.

COMMENT 23 - STATEMENT OF ADDITIONAL INFORMATION
      Please revise the Fund's name policy pursuant to Rule 35d-1 to reflect the Fund's new investment objective.

RESPONSE TO COMMENT 23

       The statement of additional information has been revised in accordance with this comment.

COMMENT 24 - STATEMENT OF ADDITIONAL INFORMATION

      The disclosure states that for purposes of lending of the Fund's portfolio securities, the Fund may accept as collateral "cash, U.S. government securities or other high-grade debt obligations." Please explain how this is consistent with the Staff's position that collateral must be in the form of cash, cash equivalents or U.S. government securities.

RESPONSE TO COMMENT 24

      The reference to "other high-grade debt obligations" is intended to pick up other permitted collateral, including bank letters of credit, which have been viewed as acceptable by the Staff. See, for instance, Adams Express Co., SEC No-Act. (pub. avail. Oct. 9, 1974).

COMMENT 25 - STATEMENT OF ADDITIONAL INFORMATION

      Please confirm generally the accuracy of the section entitled "Creation and Redemption of Creation Unit Aggregations." Within this section, please:

            o     update the creation/redemption transaction fee;

            o confirm the process by which information regarding the basket of securities and/or cash component is made available to authorized participants and the timing of the valuation of such securities; and


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Sally Samuel
April 9, 2018
Page 9


            o confirm the accuracy of the third paragraph under the subsection entitled "Procedures for Creation of Creation Unit Aggregations."

RESPONSE TO COMMENT 25

      The Fund confirms the accuracy of the disclosure contained in the section entitled "Creation and Redemption of Creation Unit Aggregations." The Fund's responses to the Staff's individual questions regarding the section are set forth in order below.

            o In accordance with the Staff's comment, the Fund has revised the SAI to include the creation/redemption transaction fee.

            o The Fund respectfully declines to revise the disclosure as the requested information is provided under the caption "Policy Regarding Disclosure of Portfolio Holdings" in the section entitled "Proxy Voting Policies and Procedures." It has been reproduced below for your convenience.

                  POLICY REGARDING DISCLOSURE OF PORTFOLIO HOLDINGS. The Trust has adopted a policy regarding the disclosure of information about the Fund's portfolio holdings. The Board of Trustees must approve all material amendments to this policy. The Fund's portfolio holdings are publicly disseminated each day the Fund is open for business through financial reporting and news services, including publicly accessible Internet websites. In addition, a basket composition file, which includes the security names and share quantities to deliver in exchange for Fund shares, together with estimates and actual cash components, is publicly disseminated each day the NYSE is open for trading via the National Securities Clearing Corporation ("NSCC"). The basket represents one Creation Unit of the Fund. The Fund's portfolio holdings are also available on the Fund's website at https://www.ftportfolios.com.

            o     The Fund confirms the accuracy of the referenced disclosure.

                                     * * *


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Sally Samuel
April 9, 2018
Page 10


      Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.


                                          Sincerely yours,

                                          CHAPMAN AND CUTLER LLP

                                          By:  /s/ Morrison C. Warren
                                              -------------------------------
                                                   Morrison C. Warren


Enclosures